Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(dollars in thousands)	2005	2006	2007	2008	2009
Ratio of earnings to fixed charges
Earnings:
Loss before income taxes	$(20,134)	$(24,780)	$(15,220)	$(25,534)	$(32,291)
Add:
Fixed charges	1,950	1,769	1,661	1,734	1,968

Total loss for computation of ratio	$(18,184)	$(23,011)	$(13,559)	$(23,800)	$(30,323)

Fixed charges:
Total interest expense	$1,530	$1,379	$1,211	$1,404	$1,668
Interest factor in rents	420	390	450	330	300

Total fixed charges	$1,950	$1,769	$1,661	$1,734	$1,968

Ratio of earnings to fixed charges [a]	—	—	—	—	—

[a]	Due to our losses in each of the fiscal years presented, the ratio coverage was less than 1:1.